EMPLOYMENT AGREEMENT

This Agreement made and entered as of this 27th day of July 2016, by and between BioSculpture Technology, Inc. (“Employer”), and Robert L. Cucin, M.D. (“Employee”). This agreement and its terms shall supersede the prior agreement which shall remain in effect until July 27, 2019. The term and terms of this agreement shall commence upon September 27, 2016 so that its initial three year term will be measured from that date. The parties recite that:

A. Employer is engaged in Medical Device Manufacturing and Sales and maintains business premises at 1701 South Flagler Drive, #607, West Palm Beach, Florida 33401.

B. Employee is willing to be employed by Employer, and Employer is willing to employ Employee, on the terms and conditions hereinafter set forth.

For the reasons set forth above, and in consideration of the mutual covenants and promises of the parties hereto, Employer and Employee covenant and agree as follows:

1.	AGREEMENT TO EMPLOY AND BE EMPLOYED Employer hereby employs Employee as President, Chief Executive Officer, Chief Operating Officer and Chief Science Officer at the above-mentioned premises, and Employee hereby accepts and agrees to such employment.

2.	DESCRIPTION OF EMPLOYEE’S DUTIES: Subject to the supervision and pursuant to the orders, advice, and direction of Employer, Employee shall perform such duties as are customarily performed by one holding such position in other businesses or enterprises of the same or similar nature as that engaged in by Employer. Employee shall additionally render such other and unrelated services and duties as may be agreed upon from time to time by Employer.

3.	MANNER OF PERFORMANCE OF EMPLOYEE’S DUTIES: Employee shall at all times faithfully, industriously, and to the best of his ability, experience, perform all duties that may be required of and from him pursuant to the terms hereof. Such duties shall be rendered at the abovementioned premises and at such other place or places as Employer shall in good faith require or as the interests, needs, business, and opportunities of Employer shall require or make advisable.

4.	TERM OF EMPLOYMENT: The “Term” of this agreement shall be three (3) years and be renewed automatically at expiration for additional two (2) year terms unless either party notifies the other in writing ninety (90) days prior to such expiration of its intention not to renew.

5.	COMPENSATION; REIMBURSEMENT: Employer shall pay Employee and Employee agrees to accept from Employer, in full payment for Employee’s services hereunder, compensation at the rate of two hundred thousand dollars ($200,000.00 USD) per annum, payable weekly. In addition to the foregoing, Employer will reimburse Employee for any and all necessary, customary, and usual expenses and travel expenses incurred by him in furtherance and performance of his duties on behalf of the Employer.

Employment Contract . . . page 2/4

6.	PARKING ALLOWANCE: Employer shall give Employee a $10,000/year car allowance, payable in monthly installments.

7.	PERFORMANCE BONUS Employer shall pay Employee a Performance Bonus calculated as 1% of the Net Operating Profits of the Corporation (after all interest charges and accounts payable have been made current) of the prior calendar year, on the last day of the year.

8.	MEDICAL LIABILITY INSURANCE AND TRADE DUES: Employer shall pay Employee’s medical malpractice liability insurance and American Society of Plastic Surgery (“ASPS”) yearly membership dues.

9.	OPTION TO TERMINATE ON PERMANENT DISABILITY OF EMPLOYEE: Not withstanding anything in this agreement to the contrary, Employer is hereby given the option to terminate this agreement in the event that during the term hereof Employee shall become permanently disabled, as the term “permanently disabled” is hereinafter fixed and defined. Such option shall be exercised by Employer giving notice to Employee by registered mail, addressed to him in care of Employer at the above stated address, or at such other address as Employee shall designate in writing, of its intention to terminate this agreement on the last day of the month during which such notice is mailed. On the giving of such notice this agreement and the term hereof shall cease and come to an end on the last day of the month in which the notice is mailed, with the same force and effect as if such last day of the month were the date originally set forth as the termination date. For purposes of this agreement, Employee shall be deemed to have become permanently disabled if, during any year of the term hereof, because of ill health, physical or mental disability, or for other causes beyond his control, he shall have been continuously unable or unwilling or have failed to perform his duties hereunder for one hundred twenty (120) consecutive days, or if, during any year of the term hereof, he shall have been unable or unwilling or have failed to perform his duties for a total period of one hundred twenty (120) days, whether consecutive or not. For the purposes hereof, the term “any year of the term hereof” is defined to mean any period of 12 calendar months commencing on the first day of January and terminating on the last day of December of the following year during the term hereof.

10.	DISCONTINUANCE OF BUSINESS AS TERMINATION OF EMPLOYMENT: Anything herein contained to the contrary notwithstanding, in the event that Employer shall discontinue operations, then this agreement shall cease and terminate as of the last day of the month in which operations cease with the same force and effect as if such last day of the month were originally set forth as the termination date hereof.

11.	TERMINATION OF EMPLOYMENT AND SEVERANCE BENEFITS:

(a)	Upon voluntary resignation by employee, expiration or non-renewal of this Employment Contract or any subsequent renewal thereof, or disability of employee, Employee shall receive a severance package consisting of a minimum of six (6) months salary and benefits at the highest maximal amount authorized under this Employment Contract or any renewal thereof at the time of such severance.

Employment Contract . . . page 3/4

(b)	In the Employee should cease to be employed by Employer for any other reason other those explicitly cited in §11(a), Employer agrees to pay Employee the highest maximal amount of two (2) years salary and benefits authorized under this Employment Contract or any subsequent renewal thereof at the time of such severance.

(c)	Any outstanding debt payable to Employee at the time he should cease to be employed by Employer for any reason under either §11(a) or §11(b), will then be immediately due and payable as will any unreimbursed expenses, accrued bonuses or other benefits at the time of such severance.

12.	CONTRACT TERMS TO BE EXCLUSIVE: This written agreement contains the sole and entire agreement between the parties, and supersedes and terminates any prior agreements provided however that any compensation, expense reimbursement, indemnification, or any other rights and obligations that have accrued or became payable prior to this agreement shall remain in full force and effect. The parties acknowledge and agree that neither of them has made any representation with respect to the subject matter of this agreement or any representations inducing the execution and delivery hereof except such representations as are specifically set forth herein, and each party acknowledges that he or it has relied on his or its own judgment in entering into the agreement. The parties further acknowledge that any statements or representations that may have heretofore been made by either of them to the other are void and of no effect and that neither of them has relied thereon in connection with his or its dealings with the other.

13.	INDEMNIFICATION: Employer shall defend and indemnify Employee if he be named as a party to any action for events and actions arising in the course of the performance of his duties for Employer. Employer shall maintain suitable Executive and Officer Liability Insurance of at least $1,000,000 in coverage in effect at all times.

14.	WAIVER OR MODIFICATION INEFFECTIVE UNLESS IN WRITING: No waiver or modification of this agreement or of any covenant, condition, or limitation herein contained shall be valid unless in writing and duly executed by both parties hereto. Furthermore, no evidence of any waiver or modification shall be offered or received in evidence in any proceeding, arbitration, or litigation between the parties arising out of or affecting this agreement, or the rights or obligations of any party hereunder, unless such waiver or modification is in writing, duly executed as aforesaid. The provisions of this paragraph may not be waived except as herein set forth.

15.	RENEWAL: This contract shall be automatically renewed for an additional three (3) year period and any subsequent three year period upon the day of expiration unless Notice is delivered in writing to either of the Parties to the other Party of intent not to renew within thirty (30) days of that expiration.

16.	CONTRACT GOVERNED BY LAW: This agreement and performance hereunder shall be construed in accordance with the law of the State of Florida applicable to contracts negotiated, executed and to be performed in that state without regard to the Choice or Conflicts of Law principles of that state and both parties shall be subject to the jurisdiction of its Courts.

Employment Contract . . . page 4/4

17.	BINDING EFFECT OF AGREEMENT: This agreement shall be binding on and inure to the benefit of their respective parties and their respective heirs, legal representatives, successors, and assigns.

18.	SURVIVAL OF EXISTING OBLIGATIONS: This agreement shall supercede and replace the employment agreement entered into by the parties on June 1, 2001 or any renewal thereof. The prior agreement and its renewals will be extinguished at the execution of this one but any accrued and existing obligations owed Employee by Employer under those prior agreements will survive.

BIOSCULPTURE TECHNOLOGY INC.

By:	/s/ Robert L. Cucin, M.D.
Robert L. Cucin, M.D. President

/s/ Robert L. Cucin, M.D.	, Employee
Robert L. Cucin, M.D.
Individually

WITNESS:

/s/ Julia Cucin
Julia Cucin Secretary

July 27, 2016
Date